[redacted]

08005150

RECEIVED
2008 OCT -2 A 7:25
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

aflease
It's a gold mine!

P O Box 262 • Dunnottar • 1590
No 1 Shaft, Sub Nigel Gold Mine, Nigel
Gauteng • South Africa
tel 27 11 365 9904/5
fax 27 11 365 9906
Vat No: 4530118688

16 September 2008

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington D.C.
20549-0302

SUPPL

Dear Sir/Madam,

Re: Submission of Public Information: File No: 82-1798

I hereby submit on behalf of AFLEASE GOLD LIMITED – File No. 82-1798 the under mentioned documents in compliance with Rule 12g-3b of the Securities Exchange Act of 1934:

1. Further Cautionary Announcement dated 10 September 2008
2. Trading Update dated 10 September 2008
3. Reviewed Interim Results for the 6 months ended 30 June 2008

Yours faithfully

Pierre Kruger
Company Secretary
Aflease Gold Limited

PROCESSED
OCT 03 2008
THOMSON REUTERS

dw 10/2

afleasegold
it's a gold mine

Aflease Gold Limited
(Incorporated in the Republic of South Africa)
(Registration number 1984/006179/06)
Share Code: AFO ISIN Code: ZAE 000075867
("Aflease Gold" or "the Company")

FURTHER CAUTIONARY ANNOUNCEMENT

Further to the cautionary announcement dated 1 August 2008, shareholders are advised that negotiations are still in progress which, if successfully concluded, may have a material effect on the price of the Company's securities. Accordingly, shareholders are advised to continue exercising caution when dealing in the Company's securities until a full announcement is made.

Johannesburg
10 September 2008

SPONSOR

NEDBANK
CAPITAL

AFLEASE GOLD LIMITED
(Incorporated in the Republic of South Africa)
(Registration number 1984/006179/06)
Share Code: AFO & ISIN Code: ZAE000075867
("Aflease Gold" or "the company")

TRADING UPDATE

In terms of the JSE Limited Listings Requirements, companies are required to publish a trading update as soon as they are reasonably certain that the financial results for the current reporting period will be more than 20% different from that of the previous corresponding period.

In light of the aforementioned requirements, Aflease Gold expects both the basic and the headline loss per share for the half year ended 30 June 2008, to be between 42% and 47% higher than that of the prior comparative period.

Further to the above, Aflease Gold expects the fully diluted loss per share for the half year ended 30 June 2008, to be between 40% and 45% higher than that of the prior comparative period.

The expected increased losses are predominately a result of exploration costs.

Shareholders are advised that the above information has not been reviewed or reported on by Aflease Gold's external auditors. The company's unaudited results for the half year ended 30 June 2008 are expected to be released on or about 12 September 2008.

Johannesburg
10 September 2008

Sponsor
Nedbank Capital

AFLEASE GOLD LIMITED
Incorporated in the Republic of South Africa
(Registration number: 1984/006179/06)
Share code: AFO ISIN: ZAE000075867
("Aflease Gold")

REVIEWED INTERIM RESULTS FOR THE 6 MONTHS ENDED 30 JUNE 2008

afleasegold
it's a gold mine

Summarised Group Balance Sheet

	Reviewed 30 June 2008 R'000	Unaudited 30 June 2007 R'000	Audited 31 December 2007 R'000
ASSETS			
Non-current assets			
Property, plant and equipment			
Mine development costs and mine plant facilities	320,476	84,521	168,413
Undeveloped properties	110,645	112,500	110,645
Asset retirement fund	7,033	736	6,682
Restricted cash	1,774	-	1,596
Amounts due from related parties	268	354	268
	440,196	**198,111**	**287,604**
Current assets			
Cash and cash equivalents	471,984	72,198	634,315
Receivables and prepayments	21,835	11,054	15,948
Inventories	289	289	289
	494,108	**83,541**	**650,552**
Total assets	**934,304**	**281,652**	**938,156**
SHAREHOLDERS' EQUITY			
Share capital and share premium	360,533	294,988	360,323
Contributed surplus	10,644	2,973	6,574
Accumulated deficit	(146,423)	(57,455)	(126,676)
	224,754	**240,506**	**240,221**
LIABILITIES			
Non-current liabilities			
Financial liabilities designated at fair value	620,902	-	622,040
Amounts owing to related parties	935	189	249
Asset retirement obligation	7,551	2,665	7,445
Deferred taxation	31,411	31,411	31,411
	660,799	**34,265**	**661,145**
Current liabilities			
Accounts payable and accrued liabilities	41,745	6,881	30,359
Taxation payable	4,245	-	2,005
Provisions	2,761	-	4,426
	48,751	**6,881**	**36,790**
Total equity and liabilities	**934,304**	**281,652**	**938,156**

Summarised Group Income Statement

	Reviewed 30 June 2008 6 months R'000	Unaudited 30 June 2007 6 months R'000	Audited 31 December 2007 12 months R'000
Revenue	-	-	-
Cost of Sales	-	-	-
Gross loss	-	-	-
Sundry income	-	366	3
General and administrative expenditure	(9,091)	(8,239)	(35,390)
Share options expensed	(4,070)	(1,211)	(4,812)
Exploration and pre-feasibility expenditure	(13,073)	(6,362)	(22,392)
Impairment of assets	-	-	(3,055)
Fair value adjustment on financial liability	684	-	(22,040)
Operating loss	**(25,550)**	**(15,446)**	**(87,686)**
Interest received	33,229	2,771	8,470
Interest paid	(25,073)	(93)	(226)
Loss before income taxes	**(17,394)**	**(12,768)**	**(79,442)**
Taxation	(2,353)	-	(2,547)
Net loss	**(19,747)**	**(12,768)**	**(81,989)**
Loss per share (cents)			
- Basic	(3.77)	(2.60)	(16.31)
- Headline	(3.77)	(2.60)	(16.70)
- Diluted	(3.66)	(2.58)	(11.68)
Number of shares in issue	524,457,006	501,414,600	524,132,006

Reconciliation of weighted average number of shares and diluted average number of shares

Average number of shares	524,186,173	491,767,362	502,681,903
Adjusted for:			
Unexercised share options	23, 576, 709	4,029,365	2,661,616
Convertible bonds potentially convertible	7,872,401	-	7,872,401
Diluted average number of shares	555,635,283	495,796,727	513,215,920

Group Contingent Liabilities and Commitments

	Reviewed 30 June 2008 R'000	Unaudited 30 June 2007 R'000	Audited 31 December 2007 R'000
Guarantees	21,774	1,325	21,790
Capital commitments			
- Capital expenditure commitments contracted for	103,828	43,042	175,953
- Capital expenditure commitment authorised by the Directors but not yet contracted for	473,695	66,517	722,046
Operating lease commitments	3,907	3,988	3,926

Summarised Group Statement of Changes in Equity

	Unaudited Share capital and share premium R'000	Unaudited Contributed Surplus R'000	Unaudited Accumulated Deficit R'000	Unaudited Total R'000
Balance at 1 January 2007	220,046	1,762	(44,687)	177,121
Share issues	75,692	-	-	75,692
Share option scheme		1,211	-	1,211
Transaction cost	(750)	-	-	(750)
Net loss for the period	-	-	(12,768)	(12,768)
Balance at 30 June 2007	294,988	2,973	(57,455)	240,506
Share issues	64,750	-	-	64,750
Share option scheme	-	3,601	-	3,601
Transaction cost	585	-	-	585
Net loss for the period	-	-	(69,221)	(69,221)
Balance 31 December 2007	360,323	6,574	(126,676)	240,221
Share issues	211		-	211
Share option scheme	-	4,070	-	4,070
Transaction cost	(1)	-	-	(1)
Net loss for the period	-	-	(19,747)	(19,747)
Balance at 30 June 2008	**360,533**	**10,644**	**(146,423)**	**224,754**

Summarised Group Cash Flow Statement

	Reviewed 30 June 2008 6 months R'000	Unaudited 30 June 2007 6 months R'000	Audited 31 December 2007 12 months R'000
Cash utilised by operating activities	**(10 872)**	**(38,726)**	**(37,623)**
Cash utilised by operations	(22 749)	(14,177)	(36,097)
Utilised to increase / (decrease) working capital	3,634	(25,320)	(9,228)
Finance income	33,229	2,771	8,470
Finance costs	(25,073)	-	(226)
Taxation paid	(113)	-	(542)
Cash (expended on) / retained from investment activities	**(151,901)**	**(30,139)**	**(111,972)**
Additions to property, plant and equipment	(151 477)	(30,108)	(104,399)
Increase in investments	-	(31)	(7,573)
Decrease in AFO asset retirement fund	(351)	-	-
Increase in New Kleinfontein rehabilitation provision	105	-	-
Increase in guarantee investments	(178)	-	-
Cash flow from financing activities	**442**	**73,584**	**718,432**
Proceeds from issue of shares	210	74,942	140,277
Increase in financial liabilities	(455)	-	579,367
Decrease in amounts due to related parties	687	(1,358)	(1,212)
Movement in cash and cash equivalents	**(162,331)**	**4,719**	**568,837**
Cash and cash equivalents at beginning of period	634,315	65,479	65,478
Cash and cash equivalents at end of period	**471,984**	**72,198**	**634,315**

NOTES TO THE SUMMARISED FINANCIAL STATEMENTS FOR THE 6 MONTHS ENDED 30 JUNE 2008

BASIS OF PREPARATION

These condensed consolidated interim financial statements have been reviewed by our auditors, PricewaterhouseCoopers, for the first time for the six months ended 30 June 2008. The information for the comparative six month period ended 30 June 2007 has not been reviewed. The review report is available for inspection at the company's registered office. The condensed consolidated interim financial information for the six months ended 30 June 2008 has been prepared in accordance with IAS 34, 'Interim financial reporting'. The condensed consolidated interim financial information should be read in conjunction with the annual financial statements for the year ended 31 December 2007, which have been prepared in accordance with IFRS. The accounting policies applied are consistent with those of the annual financial statements for the year ended 31 December 2007, as described in those annual financial statements. Options exercised under the employee share incentive scheme during the period to 30 June 2008 resulted in 325,000 shares being issued, with exercise proceeds of R210 000. The average price of the shares at the time of exercise was R2.37.

COMMENTARY

Financial Results

The increased loss per share of 3.77 cents compared to 2.60 cents for the corresponding period last year is predominantly as a result of exploration costs. Mine development costs incurred in the development of Aflease's Modder East project, have been capitalized to date and will continue to be capitalized until the project reaches commercial production. The trackless decline at Modder East has progressed to just over 1700 meters and the first reef intersection is only 292 meters away. Production at Modder East is expected to begin on target in the fourth quarter of 2009. In June 2008 the Board of Directors approved the Sub Nigel Re-opening Project. Stoping at Sub Nigel is expected to begin early in 2009 with first gold production in the second quarter of 2009.

Change in Shareholding

In March 2008 African Global Capital concluded a share purchase agreement in terms of which it acquired approximately 152m shares from Uranium One to become a 29% shareholder of Aflease Gold.

Signed on behalf of the Board:

NJ Froneman
(Chief Executive Officer)
Johannesburg
12 September 2008

Investment Bank and Sponsor

NEDBANK
CAPITAL

Disclaimer
Statements made in this announcement with respect to Aflease Gold's current plans, estimates, strategies and beliefs and other statements that are not historical facts are forward looking statements about the future performance of Aflease Gold. These statements are based on management's assumptions and beliefs in light of the information currently available to it. Aflease Gold cautions you that a number of risk and assumptions could cause actual results to differ materially from those discussed in the forward-looking statements, and therefore you should not place undue reliance on them. The potential risk and assumptions include, amongst others, risks associated with fluctuations in the rand-dollar exchange rate, dollar market price of gold, gold production at operations, estimates of reserves and resources. Aflease Gold assumes no obligation to update information of this release.

END